File No. 70-9077



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________

                         AMENDMENT NO. 2
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)


                              * * *


             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215



                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935, and AEP Resources, Inc. ("Resources"), a wholly-owned nonutility subsidiary of American, hereby amend their joint Application or Declaration on Form U-1 in File No. 70-9077 by filing an Opinion of Counsel herewith as Exhibit F.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by its duly authorized officer.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena___________________
                                  Treasurer


Dated:  September 16, 1997




                                                        Exhibit F



614/223-1648


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

September 16, 1997

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with the Securities and Exchange Commission by American Electric Power Company, Inc. ("American") and AEP Resources, Inc. ("Resources"), a wholly owned nonutility subsidiary of American, to which this opinion is an exhibit.

The Application or Declaration requests authorization for Resources and on behalf of certain existing or to-be-formed subsidiaries thereof, referred to therein as "Project Parents", to declare and pay dividends to their respective parent companies from time to time through December 31, 2002 out of capital or unearned surplus to the extent permitted under applicable corporate law, subject to certain additional restrictions applicable to any such dividends declared and paid by Resources.

I have examined, among other things, the Application or Declaration on Form U-1 and the documents referred to in it and such other documents as I have found necessary to form the basis of this opinion.

Based upon and subject to the foregoing, and assuming that (i) the transactions therein proposed are carried out in accordance with the Application or Declaration, and (ii) the proposed dividend declarations and payments are made in accordance with the applicable provisions of the Ohio Revised Code and otherwise in accordance with applicable corporate law and applicable contractual restrictions, if any, I am of the opinion that when the Commission shall have entered an order permitting the Application or Declaration to become effective:

     (a) All state laws applicable to the proposed transactions will have been complied with; and

     (b) Consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the American or Resources or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer